5/1/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02036509

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2002

ELBIT LTD.

(Translation of Registrant's Name into English)

P.O. Box 286, Shefayim, Israel 60990
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes ☑ No

WKM

Attached hereto as Exhibit 1 and incorporated by reference herein is a copy of the Registrant's press release dated May 14, 2002 announcing the Registrant's financial results for the first quarter of 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT LTD.
(Registrant)

By: ______________________
Name: Tal Raz
Title: Acting President, Acting Chief Executive Officer and Chief Financial Officer

Dated: March 14, 2002.

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated May 14, 2002 relating to the Registrant's financial results for the first quarter of 2002.

EXHIBIT 1

Elbit Announces Its Q1, 2002 Results

SHEFAYIM, Israel, May 14 /PRNewswire-FirstCall/ -- Elbit Ltd. (the "Company") (Nasdaq: ELBT - News), announced today its results for the first quarter, 2002.

The Company's consolidated net loss in the first quarter of 2002 amounted to approximately $12.1 million, compared to a net loss of approximately $2.4 million in the equivalent period of the previous year.

The increase in the company's loss in the first quarter relates mainly to ElbitVflash results of operation of approximately $4.0 million whose acquisition was completed at the second quarter of 2001.

The increase is also related to expenses relates to the merger with Elron which amounted to approximately $3.6 million and that includes, among others, retirement, investment banks, lawyers and accountants fees as well as run-off insurance policy for the company's directors and officers.

The Company's loss per share in the first quarter of 2002 amounted to approximately $0.54, compared to a loss per share of approximately $0.11 in the equivalent period of the previous year.

During the first quarter of 2002, the Company was engaged in completing the merger process with Elron and, as reported by the Company on May 9, 2002, at the end of trading on May 15, 2002 (the "Determination Date"), on NASDAQ and the TASE respectively, holders of Elbit ordinary shares will be entitled to receive Elron ordinary shares. The Determination Date shall be the last day on which Elbit's shares shall be traded on NASDAQ and the TASE, respectively.

FORWARD LOOKING STATEMENTS IN THIS RELEASE WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, PRICING, MARKET ACCEPTANCE, CHANGING ECONOMIC CONDITIONS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT, THE EFFECT OF THE COMPANY'S ACCOUNTING POLICIES AS WELL AS CERTAIN OTHER RISK FACTORS WHICH ARE DETAILED FROM TIME TO TIME IN THE COMPANY'S SEC FILING.

CONTACT:

Tal Raz, Acting President and CEO, CFO
Elbit Ltd.
Tel: 972-9-9704-111
Fax: 972-9-9704-200
E-mail: raz@elbitcom.co.il

ELBIT LTD.

Consolidated Statement of Income
(U.S. dollars, in millions, except per share data)

	For the Year Ended December 31 (Audited) 2001	For the Three Months Ended March 31 (Unaudited) 2002	2001
Net Revenues	1.0	0.2	--
Gross Profit (Loss)	0.5	(0.8)	--
Operating Loss from Continuing Operations	(21.1)	(6.9)	(3.3)
Other Income (Expenses), net	(11.6)	(4.0)	--
Loss Before Provision for Taxes	(30.3)	(10.7)	(2.3)
Net Loss	(30.6)	(12.1)	(2.4)
Loss Per Share	(1.37)	(0.54)	(0.11)

Elbit Ltd.

Consolidated Balance Sheet
(U.S. dollars, in millions)

	December 31, (Audited) 2001	March 31, (Unaudited) 2002	March 31, (Unaudited) 2001
ASSETS			
Current Assets	30.2	24.4	81.0
Investments and Long-Term Receivables	163.6	118.2	115.1
Property, Plant and Equipment, net	7.3	6.8	6.8
Other Assets, net	8.3	7.6	2.7
Total Assets	209.4	156.6	205.6
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities	9.8	14.5	37.1
Long-Term Liabilities	57.4	39.6	35.8
Minority Interests	0.1	0.1	1.0
Equity	142.1	102.4	131.7
Total Liabilities and Shareholders' Equity	209.4	156.6	205.6